SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Investor Update

São Paulo, January 30, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, Brazil’s low-cost, low-fare airline) and VRG Linhas Aéreas S.A. (“VRG”, Brazil’s premium service airline), provides its updated investor guidance.

4Q07
General Comments:

•	Re-launch of VARIG Brand and premium service (marketing)
•	Re-activation of Smiles program clients (marketing)
•	Preparation/Launch of Santiago, Madrid, Mexico City service (bases, crews, IT)
•	Delayed delivery of 3 767-300s to January 2008 (6% ASK Reduction)
•	Fleet restructuring/modernization costs (VRG)
•	Flight network adjustments (reduced utilization and LFs in CGH)
•	Avg. fuel price/liter: R$ 1.64; Average fare: R$214 (+3% y-o-y)
•	CASK: R$14.6e (1) ; RASK: R$15.0e

GOL Consolidated	3Q07A	4Q07G	4Q07E	4Q06A
	(+/-)	(+/-)	(+/-)	(+/-)
ASK Growth	72%	78%	60%	53%
Load Factor	61%	66% - 67%	68%	68%
Yield	R$22 cents	R$21 - R$22 cents	R$21 cents	R$23 cents
Cask Ex-Fuel	R$ 8.7 cents	R$ 8.5 cents	R$ 8.9 cents (1)	R$ 9.4 cents

(1) Excluding non-recurring expenses and restructuring costs.

General Guidance
Comments 4Q07:

•	Brazilian domestic passenger demand growth of 3.1x GDP (1) (3)
•	4Q07 Brazil GDP growth of 5.2% (1) (4)
•	4Q07 Brazil Domestic RPK growth of 16.0% (4)

Industry Drivers and Metrics	2006A	2007G	2007E	2008G
	(+/-)	(+/-)	(+/-)	(+/-)
Brazil GDP Growth (%)	3.7	4.7	5.2	4.4
Brazil Domestic RPK Growth (%) (2)	12.3	9.3	11.3 (4)	11.7
Brazil Inflation	3.1	3.9	4.4 (3)	3.9
BRL / USD (R$, avg.)	2.18	1.95	1.95	1.82
WTI (US$, avg.)	66	71	72	90

(1)	4Q07 vs. 4Q06
(2)	2007 vs. 2006
(3)	Source: Central Bank
(4)	Source: ANAC

- 1 / 3 -

General Guidance
Comments 2007 EoY:

•	Smiles Mileage Program Customers: 5.8mm
•	Voe Fácil (Fly Easy) Installment Program cards issued: 649,000
•	Increased Ancillary Revenues
•	30% of 1Q08 Fuel Consumption Hedged at US$ 65
•	Early Redemption of VRG Convertible Debentures
•	Exercise of 34 Purchase Options on 737-800 NGs
•	Accelerated delivery of 1 737-800 NG (Dec/07)
•	Initiated return of 737-300s

GOL Drivers & Metrics	2006A	2007G	2007E	2008G
	(+/-)	(+/-)	(+/-)	(+/-)
Pax Transported (000)	17,700	24,100	23,690	32,000
ASKs, System (mm)	20,200	35,600	34,348	47,000
International ASK (% of total system)	10	22	21	25
RPKs, System (mm)	14,800	23,400	22,670	31,000
Cargo & Other Revenues (R$ mm)	126	380	380	750
Departures (000)	165	242	237	290
CASK ex-fuel (R$ cents) (1)	9.2	8.5	8.9	8.4
Fuel cost per liter (R$ / liter)	1.72	1.65	1.61	1.62
Fuel liters consumed (mm)	713	1,190	1,177	1,500
Pre-tax margins (%) (2)	21	6 - 7	3	8 - 10
Estimated tax rate (%) (2)	29	27	22	25
Capital expenditures (R$ mm) (2)	1,244	960	820	1,100
Total Cash Balance (R$ bn)	1.7	1.6	1.5	1.6
Total Net Adj. Debt (3)/ Total Cap. (%) (2)	27	50	69	55
Total Net Adj. Debt (3)/ EBITDAR (x) (2)	1.4	5.0	7.9	3.0
Dividends per Share (R$ cents per Q)	21	35	35	18
Total Shares Outstanding (mm) (4)	196.2	200.3	202.3	202.3

(1)	CASK ex-fuel is a non-USGAAP financial measure
(2)	US GAAP
(3)	Balance sheet debt and capital leases plus 7x annual rent less cash
(4)	US GAAP. Total shares outstanding are based on general estimates and assumptions. The number of shares in the actual calculation of EPS will likely be different from those set forth above

Fleet Plan
General Comments:

•	The Company currently operates 99 Boeing 737 aircraft, including the 300, 700NG and 800NG
•	In 2008, the Company plans to replace 737-300s with 737-700s and 737-800s.

- 2 / 3 -

Combined Fleet Plan (Operating, EOP)	2007	2008	2009	2010	2011	2012	2013	2014
B737-300	27	0	0	0	0	0	0	0
B737-700 NG	31	31	31	27	25	16	8	0
B737-800 NG	17	33	22	19	15	13	11	8
B737-800 NG SFP	24	37	52	68	80	95	116	129
B767-300 ER	7	10	11	12	13	14	14	14

Total	106	111	116	126	132	138	149	151

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”, a low-cost, low-fare airline which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, a premium service airline which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Media
Ph: (5511) 3169 6800	Ph: (5511) 3169 6967
E-mail: ri@golnaweb.com.br	E-mail: comcorp@golnaweb.com.br
Site: www.voegol.com.br/ir	Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 3 / 3 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.